UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2008
Commission File Number 000-31212

Metal Storm Limited
(Translation of registrant’s name into English)

Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F      ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes      ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm fires Stacked Thermobaric Grenades from 3GL on an M16
Brisbane, Australia — 8 April 2008 — Defence technology company Metal Storm Limited (ASX: MST, NASDAQ: MTSX) has completed further live fire trials of its 3GL 40mm three shot grenade launcher mounted to an M16 assault rifle. The trials were designed to provide baseline data for the 3GL and munition-enhancement program.
The 3GL three-shot grenade launcher is a world first, being the only 40mm launcher light and compact enough to attach as an accessory to an assault rifle, while also providing a three shot semi-automatic fire capability. The 3GL effectively trebles the reactive grenade firepower of an infantry squad, making it a compelling upgrade to improve the safety and effectiveness of ground troops worldwide.
The objectives of the two day live firing were to:
•	Provide initial test data on how the M16 and 3GL perform as a system

•	Test recoil effects when mounted on the M16 without recoil mitigation, both in terms of shock effect on the weapon and any resulting effect on warhead trajectory or detonation

•	Prove that the weapon, when mounted to an M16, could safely arm grenade fuses on three stacked munitions fired consecutively.
The live fire trials were successful in meeting the above objectives. Over 120 rounds of inert, fused safe&arm and enhanced-blast thermobaric (EBX) grenades were fired, with high speed and conventional cameras recording the event for engineering analysis purposes.
Metal Storm CEO Dr Lee Finniear said this had been the Company’s first opportunity to fire live rounds from the 3GL mounted to an M16.
“I was very pleased with the way the 3GL performed when mounted to the host weapon,” Dr Finniear said.
“We tested the weapons on both a recoil mitigated bench (simulating shoulder firing) and on a solid test rig where the full shock of recoil had to be absorbed by the weapons. The 3GL did a great job handling the full recoil shock over an extended firing sequence,”
The tests also proved that the 3GL on an M16 could activate fuses inside three stacked munitions fired consecutively.
“This was an important test for us,” Dr Finniear said. “We knew from earlier trials in Australia that our muzzle velocities were right for fuse activation, but we had to prove we could really do it with the 3GL mounted on its host weapon.”
The 3GL succeeded in arming all three rounds in stacks of three safe&arm warheads and also armed mixed stacks of safe&arm and enhanced-blast thermobaric warheads, first in standalone mode and then mounted on the M16, thereby achieving the objectives set for the test.
One area where the team did find room for improvement was in how the propellant charge inside the rounds was sealed against humidity.
Project Leader for 40mm Munitions Daniel Green said: “Our firing location was on the equator with 100% humidity and we were firing during a two-day tropical rainstorm. On Day 1 we observed that the excessive humidity was resulting in inconsistencies in the way our munitions were performing, and this significantly delayed the firing schedule. The problem was mitigated overnight and on Day 2 the results improved”. Since its return the engineering team has revised the design to completely eliminate the issue.
On approval, Metal Storm will be releasing video footage of the 3GL firing stacked grenades on the M16 during the live firing program. Dr Finniear noted that while the firing achieved all of its engineering objectives in the limited timeframe, the team would have benefited from more time at the range.
“In any live explosive firing safety is paramount”, Dr Finniear said, “You just can’t short circuit the process and risk lives. Each firing sequence builds on the last proving each step from simple to complex is safe. We had originally intended to build up through the 2 day test plan to complete the engineering tests, then build up to a non-engineering “marketing video” shoot of 3GL firing 3 EBX warheads in rapid succession off the M16. However, with the humidity issue impacting Day 1, on Day 2 we met our engineering objectives, then progressed to the point of firing 2 EBX and one Safe&Arm in rapid succession from the M16 before the range closed.”
Over the coming nine months Metal Storm and its partners will be doing many more live fire trials as each qualification step for 3GL and Metal Storm 40mm ammunition is completed.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: April 08, 2008	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary